UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SUBMISSION FOR APPROVAL OF BUSINESS OPERATION PLANS FOR THE FISCAL YEAR ENDING MARCH 31, 2012

On March 1, 2011, the registrant and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation, announced that they have submitted their business operation plans for the fiscal year ending March 31, 2012 (collectively, the “Plans”) to the Minister for Internal Affairs and Communications of Japan for approval. Attached hereto are the English translations of the press releases and the Plans. The financial information included in the Plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010, which was prepared on the basis of accounting principles generally accepted in the United States.

The earnings projections of the registrant and its subsidiaries included in the press releases and the Plans contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: March 1, 2011

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2011

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2012

Nippon Telegraph and Telephone Corporation (“NTT”) submitted today its business operation plan for the fiscal year ending March 31, 2012 to the Minister for Internal Affairs and Communications for approval.

For more information, please contact:

Business Planning Group

Corporate Strategy Planning Department

Nippon Telegraph and Telephone Corporation

E-mail: jigyou@hco.ntt.co.jp

Business Operation Plan for the Fiscal Year Ending March 31, 2012

In building a ubiquitous internet society where Information Communication Technology (“ICT”) is available “anytime, anywhere and with anyone or anything,” information and communications are expected to make a substantial contribution to invigorating and increasing the efficiency of socioeconomic activities, enhancing lifestyle convenience and more. Today, the public and private sectors in Japan are working together to make such a society a reality. With the rapid progress of broadband and ubiquitous services, the market is undergoing dramatic changes and development due to the following factors: in the fixed-line communications field, the expansion of fiber-optic access services and the resulting progress of service migration from conventional fixed-line to optical IP telephones; in the mobile communications field, the diversification and advancement of mobile phone services and handsets and an intensified competitive environment such as price competition and Mobile Virtual Network Operators’ entry into the market; the convergence of fixed and mobile services in IP networks, as well as of communications and broadcasting; and the creation of various new services using networks.

To help ensure that universal services are maintained amid this information and communications environment, NTT intends to provide all necessary advice, mediation, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the “regional companies”). It will also endeavor to promote research and development in telecommunications technology which serves as a foundation for telecommunications in order to respond to society’s demands for the development of a ubiquitous internet society.

In addition, under NTT Group’s “Road to Service Creation Business Group” announced in May 2008, NTT will help create enriched communication environments for individuals and communities, make corporate activities more efficient, and create new services and business opportunities through broadband and ubiquitous networks that provide customers with not only “fast and convenient” but also “safe and secure” connections “anytime, anywhere and with anyone or anything.” To these ends, NTT will provide open network environments enabling a diverse range of service providers and other business entities to create broadband and ubiquitous services and deploy a variety of services taking advantage of the next-generation network (“NGN”), while ensuring fair competitive conditions under the framework of existing laws. In addition, NTT will actively promote alliances with these providers. Through such efforts, NTT intends to contribute not only towards solving various social problems, but also towards maintenance and enhancement of Japan’s international competitiveness. NTT will also work to raise corporate value by transforming its business structure to a structure centering on IP and solution services and carry out constructive group management for the development of NTT Group as a whole.

Based on these fundamental concepts in the management of business operations for the fiscal year ending March 31, 2012, NTT will aim to: improve the management efficiency of NTT Group operations, including those of the regional companies; develop new businesses to promote information distribution, including expansion of the broadband and ubiquitous market mainly through NGN; and continue to strengthen research and development that will contribute to the advancement of telecommunications, with particular focus on the advancement of NGN, which serves as the foundation of NTT’s efforts to achieve the “Road to Service Creation Business Group.” In this way, NTT will seek to ensure stable development of NTT Group operations in the future, and to return the fruits of these efforts to customers, shareholders and the community at large.

Based on the above, under the business operation plan for the fiscal year ending March 31, 2012, NTT will conduct its business management by giving priority to the following activities, and will do so in a flexible manner so as to respond to changes in the business environment.

1. Advice, mediation, and other assistance

For the regional companies, NTT will provide all necessary advice, mediation, and other assistance to ensure the maintenance of high-quality and stable universal services. These will include planning and coordination relating to the quality and upgrading of telecommunications networks, deployment of control and coordination capabilities when natural disasters and other emergencies occur, efficient fund-raising, and formulation of policies for material procurement. NTT will also exercise its shareholder rights, as necessary, in order to assure the smooth flow of dividends to shareholders.

NTT will support the efforts of each of the NTT Group companies, including the regional companies, to streamline their business operations and expand their business opportunities, and will assist with the development of human resources that will form the core of NTT Group.

2. Promotion of basic research and development

In order to realize NTT Group’s “Road to Service Creation Business Group” and to respond to the societal demand for the formation of a ubiquitous internet society, it is essential to realize a harmonious and coordinated development of network-based technologies, technologies that provide a basis for new services and applications, as well as advanced and basic technologies in general. NTT will promote research and development activities to create enriched communications environments through broadband and ubiquitous networks that provide customers with not only “fast and convenient” but also “safe and secure” connections “anytime, anywhere and with anyone or anything.”

In conjunction with these efforts, NTT will continue to actively disseminate the results of its research and development and conduct active technology exchanges with institutions both within Japan and overseas, including ongoing contributions to standardization activities, industry standardization of research and development results, and research and development activities in collaboration with other research institutions.

To ensure the continuous execution of these basic research and development, NTT will seek to further increase research efficiency with costs being borne by the regional companies and other NTT Group companies on an ongoing basis, who will in turn utilize the results of such efforts.

Specifically, priority will be given to the following areas in NTT’s research and development activities:

(1) Infrastructure-related research and development

In order to upgrade the NGN infrastructure to realize a network environment for broadband and ubiquitous services that can offer customers not only “fast and convenient,” but also “safe and secure” connections “anytime, anywhere and with anyone or anything”, streamline its network for future increases in the number of users and communications traffic, and achieve seamless migration from fixed-line to IP telephone services and from metallic access to fiber-optic access services, NTT will promote research and development in the area of base network technologies, including technologies for configuring access networks, node architecture technology, optical multiplexing technology, and next-generation IP network technologies. At the same time, in order to improve the quality of customer services, NTT will pursue basic research and development in the field of operation systems to foster the enhancement of telecommunications network reliability through economical means. Additionally, as a countermeasure to the effects of economic activities on the global environment, especially in relation to issues arising from the increase in the consumption of resources and energy, NTT will promote research and development focused on reducing energy consumption and conserving use of resources at communication facilities and promoting the reuse of communication facilities.

(2) User-related research and development

NTT will pursue research and development activities on infrastructure for providing customers with diverse telecommunications services, including video services / Home ICT, in order to realize a ubiquitous internet society in which smooth electronic exchange of information, goods, currencies and values among people, corporations and objects is further enhanced through broadband and ubiquitous networks. Specifically, this will include research and development in information-distribution technologies that are adaptable to various information communication services and media-processing technologies, such as those for the compression, recognition and sharing of image and audio data. NTT Group will further promote research and development in, among other areas, cloud computing technologies such as storage, decentralized processing and retrieval of a variety of information, user interface technologies that make services readily accessible to all users, open source software (OSS) technologies, and security-related technologies such as authentication technology for ensuring the security of information communications.

(3) Research and development in basic technologies

NTT is committed to securing a leadership position in the basic and cutting-edge technologies that will underpin the future of telecommunications and contribute to the innovative improvement and development of telecommunications in Japan. To fulfill these commitments, NTT will pursue research and development activities that will contribute to realizing a photonic network enabling ultra high-speed, ultra high-volume petabit-level communications, for an age in which massive volumes of digital information circulate through networks. Specifically, this will include research in areas such as: ultra high-density wavelength division multiplexing and other optical communications technologies; optical packet router technologies to further enhance transmission capacity and fundamentally reduce energy consumption; optical component technologies, including optical amplification, optical wavelength multiplexers and demultiplexers, and optoelectronic fusion devices; quantum information processing technologies and nanodevice technologies, which serve as the foundation of innovative networks and have the potential to greatly surpass the existing optical and electronic technologies; communication sciences such as human science, which explore new possibilities in communications; and cutting-edge cryptographic theory. These will be combined with research on innovative new principles and new concepts for the next generation.

The following table presents an overview of the capital investment plan for the above-mentioned activities.

Capital Investment Plan for the

Fiscal Year Ending March 31, 2012

(Billions of yen)
Item	Investment required
1. R&D facilities	30
2. Other facilities	4
Total	34

Attachment 1

Revenues and Expenses Plan for the

Fiscal Year Ending March 31, 2012

(Billions of yen)
Item	Amount
Revenues
Operating revenues	393	*
Non-operating revenues	43
Total revenues	436
Expenses
Operating expenses	155
Non-operating expenses	42
Total expenses	197
Recurring profit	239

Note: * This includes Revenues from basic R&D of 121 billion yen and Revenues from Group management and other sources of 19 billion yen.

Attachment 2

Sources and Applications of Funds Plan for the

Fiscal Year Ending March 31, 2012

(Billions of yen)
Item	Amount
Sources:
Operational:	408
Operating revenues	365
Non-operating revenues	43
Financial:	494
Long-term loans and bonds	192
Other financial income	302
Estimated consumption tax receipts	8
Balance brought forward from previous fiscal year	10
Total	920
Applications:
Operational:	154
Operating expenses	115
Non-operating expenses	39
Financial:	618
Capital investments	34
Other financial expenses	584
Account settlement expenses	133
Provisional consumption tax payments	5
Balance carried forward to following fiscal year	10
Total	920

March 1, 2011 Nippon Telegraph and Telephone Corporation (“NTT”)

Summary of Business Operation Plan for the Fiscal Year Ending March 31, 2012

1. Basic Philosophy of the Business Operation Plan for the Fiscal Year Ending March 31, 2012

- Under NTT Group’s “Road to Service Creation Business Group” announced in May 2008, NTT will help create enriched communication environments for individuals and communities, make corporate activities more efficient, and create new services and business opportunities through broadband and ubiquitous networks that provide customers with not only “fast and convenient” but also “safe and secure” connections “anytime, anywhere and with anyone or anything.”

- In the fiscal year ending March 31, 2012, among other initiatives, NTT will strengthen its research and development activities for the advancement of the NGN which serves as the foundation of NTT’s efforts to achieve the “Road to Service Creation Business Group.”

2. Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2012

(Billions of yen)

Item	Amount
Total revenues	436	2	*
Operating revenues	393	4	*
Revenues from basic R&D	121	(3	)*
Revenues from commissioned research	6	(2	)*
Revenues from transfer of research results and other sources	5	0	*
Revenues from Group management and other sources	19	0	*
Dividends received	242	9	*
Non-operating revenues	43	(2	)*
Total expenses	197	(13	)*
Operating expenses	155	(4	)*
Non-operating expenses	42	(9	)*
Recurring profit	239	15	*

*	Change from the forecast for the fiscal year ending March 31, 2011

3. Capital Investment Plan for the Fiscal Year Ending March 31, 2012

(Billions of yen)

Item	Investment required
1. R&D facilities	30	(2	)*
2. Other facilities	4	0	*
Total	34	(2	)*

*	Change from the forecast for the fiscal year ending March 31, 2011

4. Sources and Applications of Funds Plan for the Fiscal Year Ending March 31, 2012

(Billions of yen)

Item	Amount
Sources:	920
Long-term loans and bonds*	192
Applications:	920
Long-term loans and bonds*	302

*	Partial listing only

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2011

Submission for Approval of Business Operation Plan, etc.

for the Fiscal Year Ending March 31, 2012

Nippon Telegraph and Telephone East Corporation (“NTT East”) submitted today its business operation plan for the fiscal year ending March 31, 2012 to the Minister for Internal Affairs and Communications for approval.

For inquiries, please contact:

Corporate Strategy Planning Department

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-2997

Information and communications services have become part of the essential infrastructure for socio-economic activities. The public looks to this infrastructure to make daily life more convenient and to revitalize communities, while in the corporate world, it is expected to improve efficiency, create new businesses and enhance industry-wide international competitiveness. Today, the information and communications market is growing due to increased Internet usage in conjunction with the increasing shift to IP and broadband services. The market is undergoing structural changes, including telecommunications and broadcasting convergence, fixed-mobile convergence, the expansion of SaaS (software as a service), cloud computing, consumer generated media (CGM) and other new internet-based services, and the spread of smartphones and tablet devices. Regional telecommunications markets are also changing dramatically, with growing competition in broadband access service facilities and services centered around the shift to fiber-optic access services, the deployment of “triple-play” services, including video delivery, and the introduction of other new services that leverage various wireless devices.

Amidst such a difficult and volatile business environment, as a carrier with an important leadership role in the information and communications industry, NTT East will continue to provide high-quality, stable universal services and ensure reliability as a social infrastructure through activities such as prompt restoration of services in times of large-scale natural disasters and other calamities, all while striving to ensure that it strictly abides by the requirements of fair competition and seeking to secure a stable and solid foundation for its business, as well as conforming to laws, regulations and social norms. Furthermore, NTT East will contribute towards the further enrichment and sustained development of society by enhancing the broadband and ubiquitous environment and expanding fiber-optic access through the provision of services and products that leverage the advantages of the next-generation network (“NGN”), as well as the provision of new price menus that are customer-friendly, and by using information communication technology (“ICT”) to solve various economic and social issues facing Japan, such as the low birthrate and aging population and achieving a low-carbon society.

With regard to the management of business operations for the fiscal year ending March 31, 2012, in the face of the difficult business environment in which the economy remains at a standstill and deflation and deteriorating employment conditions are still of concern, NTT East will continue to expand fiber optic access, and will expand and achieve an even more advanced broadband network environment with the NGN based on the basic concepts described above. This includes the creation of new use scenarios for ICT that are closely connected to daily domestic life and community activities, the provision of services that make daily living more convenient by providing devices that are easy to use for customers, including the elderly and those who do not own personal computers, and the provision of new price menus that customers with little or no Internet experience can use the fiber-optic services with peace of mind. NTT East will make significant enhancements to services such as optical IP telephony and the provision of video services on this network infrastructure. At the same time, NTT East will develop and provide customers with high value-added and user-friendly services, including services newly created in collaboration with companies in diverse industries. As “an accessible, all-round ICT corporation,” NTT East will provide a variety of services designed to provide customers and local communities with a sense of security, safety and convenience. Meanwhile, NTT East will further improve customer services, while taking steps to ensure steady business growth into the future by further increasing operating efficiency and building a stable and enhanced management base. NTT East will strive to return the results of these measures to customers, the local community and, through the holding company, to the shareholders.

NTT East will conduct its business management in the fiscal year ending March 31, 2012 on the basis of the above outlined concepts, emphasizing the items outlined below, while maintaining the flexibility needed to respond to changes in the business environment.

1. Voice transmission services

(1) Telephone subscriptions

NTT East will respond promptly to all demands for telephone subscriptions, including the relocation of existing lines. The number of subscriptions is projected to total approximately 13.23 million by the end of the fiscal year ending March 31, 2012.

Item	Planned number (subscriptions)
Additional installations	(1.63 million	)
Relocations	1.96 million

(2) Social welfare telephones

As social welfare programs continue to expand and develop, there is a greater social demand for welfare-oriented telecommunications services. To respond to this need, NTT East will continue to promote the provision of welfare-oriented products, such as its “Silver Phone series” (“Anshin” (relief), “Meiryo” (clearness), “Hibiki” (sound) and “Fureai” (communication)).

Item	Planned number (units)
Silver Phones
Anshin (relief)	1,000
Meiryo (clearness)	100

(3) Public telephones

NTT East will continue to meet the minimum requirements for providing a public means of communications and review public telephones which are currently in low use. The company will also strive to provide social welfare services by continuing the maintenance of wheelchair-accessible public telephone booths.

Item	Planned number (units)
Public telephones	(16,000)

(4) Integrated digital communications services

The numbers of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines are projected to total approximately 1,867,000 and 24,000, respectively, by the close of the fiscal year ending March 31, 2012.

Item	Planned number (circuits)
INS-Net 64 subscriber lines	(247,000)
INS-Net 1500 subscriber lines	(2,000)

2. Data transmission services

To respond to the increasing demand for broadband services, NTT East will endeavor to expand its fiber-optic access services by targeting services unique to fiber-optic technologies, such as Hikari Denwa and video services, and will endeavor to provide a wide range of other services.

Item	Planned number (contracts)
FLET’S Hikari	1.25 million

3. Leased circuit services

The subscriptions for conventional leased circuits and high-speed digital transmission circuits are projected to total approximately 133,000 and 86,000, respectively, by the close of the fiscal year ending March 31, 2012.

Item	Planned number (circuits)
Conventional leased circuits	(7,000)
High-speed digital transmission circuits	(7,000)

4. Telegraph services

NTT East will conduct maintenance of its systems in order to promote the enhancement of services and operational efficiency in its telegraph services.

5. Improvements and advances in telecommunications facilities

(1) Optical access network

NTT East will actively promote the shift to the use of fiber-optics in the access network to meet, among other things, the increasing demands for broadband services.

Item	Planned number (million fiber km)
Optical subscriber cables	2.4

(Coverage rate at the end of the fiscal year ending March 31, 2012 is expected to be 93%.)

(2) Telecommunications network

In its telecommunications network, NTT East will upgrade network services and improve network economy and efficiency, among other things, while working to expand its coverage area for the NGN and continuing its efforts to meet demand for broadband services.

(3) Disaster prevention measures

NTT East will take the necessary response measures in case of disasters. These will include disaster prevention measures to prepare for damage to telecommunications equipment and facilities, measures to secure lines for emergency communications, measures to strengthen the organizational structure for crisis management and the restoration of systems in the event of large-scale disasters, and support for distributing information after a disaster.

(4) Underground installation of transmission cables

In order to improve the reliability of communications facilities, ensure safe and pleasant over-ground passage spaces, and enhance the appearance of the urban landscape, NTT East will work in coordination with the national and local governments and with other companies in installing transmission cables underground.

(5) Facility maintenance

NTT East will aim to provide stable and high-quality services by conducting cable maintenance and replacement, and by ensuring quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT East will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading its communications facilities.

6. Promotion of research and development activities

In order to further stabilize and strengthen its management base, adapt to the rapid expansion and diversification of the broadband market, and respond to societal demands for the realization of a smart/ubiquitous network society, NTT East will continue to promote research and development in network systems and access systems, which aim to advance the NGN and other telecommunications networks. In addition, in order to offer customers more choices while providing a range of safe and convenient services through sophisticated telecommunications networks, NTT East will also conduct research and development in such areas as information-distribution platforms and communications terminals of various types.

The following tables present an overview of the business plans for the above principal services and capital investment plans.

Table 1

Principal Services Plan for the Fiscal Year Ending March 31, 2012

Type of service	Plan
Voice transmission services
Telephone subscriptions
Additional installations	(1.63 million) subscriptions
Relocations	1.96 million subscriptions
Social welfare telephones (Silver Phones)	1,100 units
Public telephones	(16,000) units
Integrated digital communications services
INS-Net 64 subscriber lines	(247,000) circuits
INS-Net 1500 subscriber lines	(2,000) circuits
Data transmission services
FLET’S Hikari	1.25 million contracts
Leased circuit services
Conventional leased circuits	(7,000) circuits
High-speed digital transmission circuits	(7,000) circuits

Table 2

Capital Investment Plan for the Fiscal Year Ending March 31, 2012

(Billions of yen)

Item	Investment required
1. Expansion and improvement of services	384	*
(1) Voice transmission	150
(2) Data transmission	53
(3) Leased circuits	180
(4) Telegraph	1
2. Research and development facilities	3
3. Common facilities and others	23
Total	410

*	This figure includes approximately 170 billion yen to be invested in the fiber-optic access network.

Attachment 1

(Reference)

Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2012

(Billions of yen)

Item	Amount
Revenues
Operating revenues	1,910
Voice transmission	828
Data transmission	269
Leased circuits	496
Telegraph	18
Others	299
Non-operating revenues	50
Total revenues	1,960
Expenses
Operating expenses	1,830
Operating costs	1,365
Tax and dues	74
Depreciation	391
Non-operating expenses	35
Total expenses	1,865
Recurring profit	95

Attachment 2

(Reference)

Sources and Applications of Funds Plan

for the Fiscal Year Ending March 31, 2012

(Billions of yen)

Item	Amount
Sources:
Operational:	2,396
Operating revenues	2,346
Non-operating revenues	50
Financial:	123
Proceeds from issuance of long-term loans and bonds	93
Other financial income	30
Estimated consumption tax receipts	96
Balance brought forward from previous fiscal year	129
Total	2,744
Applications:
Operational:	1,953
Operating expenses	1,930
Non-operating expenses	23
Financial:	568
Capital investments	410
Other financial expenses	158
Account settlement expenses	48
Provisional consumption tax payments	81
Balance carried forward to following fiscal year	94
Total	2,744

<Reference>

The following revisions have been made to the business results forecasts for the fiscal year ending March 31, 2011, which were announced in fall last year.

■    FY2010 revised forecast

(Billions of yen)

Item	Operating revenues	Operating income	Recurring profit	Net income
Forecasts for the period under review	1,960.0	75.0	92.0	55.0

■    FY2010 previous forecast (announced on November 9, 2010)

(Billions of yen)

Item	Operating revenues	Operating income	Recurring profit	Net income
Forecasts for the period under review	1,945.0	65.0	85.0	51.0

Business Operation Plan for the Fiscal Year Ending March 31, 2012

March 1, 2011

Nippon Telegraph and Telephone East Corporation (“NTT East”)

The forward-looking statements and projected figures concerning the future performance of NTT East, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East in light of information currently available to it regarding NTT East, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT East, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan.

* “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

Basic Concepts for the Business Operation Plan for the Fiscal Year Ending March 31, 2012

??NTT East will contribute towards the further enrichment and sustained development of society by enhancing the broadband and ubiquitous environment and expanding fiber-optic access through the provision of services and products that leverage the advantages of the next-generation network (“NGN”), as well as the provision of new price menus that are customer-friendly.

??In the face of the difficult business environment, NTT East will continue to expand fiber optic access, and will expand and achieve an even more advanced broadband network environment. Meanwhile, NTT East will further improve customer services, while taking steps to ensure steady business growth into the future, by further increasing operating efficiency and building a stable and enhanced management base. NTT East will strive to return the results of these measures to customers, the local community and, through the holding company, to the shareholders.

1

Revenues and Expenses Plan

(Billions of yen)

FY2010 revised forecast Change from previous FY2011 plan Change from previous forecast announced on fiscal year

November 9, 2010

Operating revenues 1,960.0 +15.0 1,910.0 (50.0)

Voice + IP-related revenues 1,478.0 0.0 1,482.0 +4.0

Voice transmission services

revenues 739.0 0.0 650.0 (89.0)

IP-related revenues 739.0 0.0 832.0 +93.0

Other (leased circuit,

supplementary, etc.) 482.0 +15.0 428.0 (54.0)

Operating expenses 1,885.0 +5.0 1,830.0 (55.0)

Personnel expenses 116.0 0.0 112.0 (4.0)

General expenses 1,245.0 +7.0 1,207.0 (38.0)

Depreciation expenses, etc. 524.0 (2.0) 511.0 (13.0)

Operating income 75.0 +10.0 80.0 +5.0

Recurring profit 92.0 +7.0 95.0 +3.0

2

Service Plan and FLET’S Hikari ARPU and Capital Investment Plan

?Service Plan (net increase) (10,000 subscriptions)

Item FY2010 revised forecast Change from previous FY2011 plan Change from previous forecast announced on fiscal year

November 9, 2010

FLET’S Hikari 105 (20) 125 +20

Fixed-line telephone

(180) +5 (190) (10)

(Telephone subscription + ISDN)

Note: One INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

?FLET’S Hikari ARPU

(yen)

Item FY2010 revised forecast Change from previous FY2011 plan Change from previous forecast announced on

November 9, 2010 fiscal year

FLET’S Hikari ARPU 5,880 (10) 5,980 +100

Basic charges 4,310 +10 4,290 (20)

Additional services 1,570 (20) 1,690 +120

?Capital Investment Plan

(Billions of yen)

Item FY2010 revised forecast Change from previous FY2011 plan Change from previous forecast announced on

November 9, 2010 fiscal year

Capital investment 420.0 (10.0) 410.0 (10.0)

Approx. Approx.

Investment in conversion to fiber-optic (10.0) (10.0)

access network (partial listing only) 180.0 170.0

3

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2011

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2012

Nippon Telegraph and Telephone West Corporation (“NTT West”) submitted today its business operation plan for the fiscal year ending March 31, 2012 to the Minister for Internal Affairs and Communications for approval.

For further information, please contact:

Business Management Unit,

Corporate Strategy Planning Department

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3371

Information and communications services are expected to make significant contributions to increasing the efficiency of and invigorating social and economic activities and to improving lifestyle convenience by creating the foundations for a ubiquitous broadband network society where information communication technology (“ICT”) use is highly developed. The government and the private sector are working in partnership to achieve such goals. The information and telecommunications market is undergoing a structural change through the shift to broadband and globalization, and the emergence of a diverse range of wireless devices. This market is catering to increasingly sophisticated and diversified needs by, among other things, expanding cloud services and platform services, including video and music distribution. Regional telecommunications markets are experiencing an increase in competition for fiber-optic access services and cable television-based broadband. Regional telecommunications markets are also undergoing significant changes, such as the convergence of fixed and mobile services, and of telecommunications and broadcasting, caused by the shift to IP.

Within this challenging and dramatically changing business environment, NTT West is striving to promote the smooth migration to optical, IP-based networks and enhance the fiber-optic access network that is at the base of broadband services, as well as continuing to provide high-quality, stable universal services. NTT West also aims to contribute to the development of fair telecommunications markets and promote applied research and development to ensure the reliability and public utilization of telecommunications services. It is also endeavoring to contribute to the sound development of the information distribution society, creating a broadband and ubiquitous network environment by offering an open next-generation network (“NGN”) that, while ensuring fair terms of competition within the current legal framework, utilizes the unique characteristics of “fiber-optics” to offer a much wider spectrum of services that will enable customers to connect “anytime, anywhere and with anyone or anything” “in comfort, safety and peace of mind”. At the same time, NTT West aims to expand the use of fiber-optic services by working to provide customers with appealing services.

These are the basic concepts that underlie the business plan for the fiscal year ending March 31, 2012. In its broadband services, NTT West will be providing a more comfortable, safer and more secure NGN. In addition, NTT West will be providing customers with exciting opportunities by, among other things, collaborating with other players to create new services, offering Hikari Denwa services that make use of fiber-optic access lines, retransmission of digital terrestrial television and offering on-demand video distribution services. NTT West will also maintain its community-oriented sales activities so that it is able to respond to customers’ opinions and requests in an appropriate and timely manner, improving both the range and quality of services and contributing to the development of local communities. In conjunction with this, and in recognition of its responsibilities as an operator of social infrastructure, NTT West will contribute to the creation of safe and secure societies by ensuring the stable provision of its broadband access, Hikari Denwa and other services, preventing equipment failures, responding vigorously to restore service in times of disaster, and bringing all of its group resources to bear on the activities and services that will earn the continued trust of its customers. Although the business environment is harsh, NTT West will continue to improve the efficiency of its operations so as to maintain profitability.

NTT West will work to further achieve fair competition through its compliance efforts and lay the foundations for the stable development of its business into the future by making proactive efforts to facilitate connectivity and ensure the openness of its networks, actively promoting human resource development, expanding into new business areas in coordination with its group companies, and making a positive contribution to reducing the burden on the environment. As these policies and programs bear fruit, NTT West will endeavor to share the benefits with its customers, local communities and, through the holding company, the shareholders.

NTT West foresees difficult financial conditions in the fiscal year ending March 31, 2012, but will respond flexibly to the changing business environment by placing priority on the following items, as called for in the concepts and strategies outlined above.

1. Voice transmission services

(1) Telephone subscriptions

NTT West will respond promptly to all demands for telephone subscriptions, including the relocation of existing lines, and forecasts that it will have approximately 13.92 million subscriptions by the close of the fiscal year ending March 31, 2012.

Item	Planned number (subscriptions)
Additional installations	(1.44) million
Relocations	2.08 million

(2) Social welfare telephones

As social welfare programs continue to expand and develop, there is a greater social demand for welfare-oriented telecommunications services. To respond to this need, NTT West will continue to promote the provision of welfare-oriented products, such as its “Silver Phone series” (“Anshin” (relief), “Meiryo” (clearness), “Hibiki” (sound) and “Fureai” (communication)).

Item	Planned number (units)
Silver Phone
Anshin (Relief)	3,000
Meiryo (Clearness)	0

(3) Public telephones

NTT West will continue to maintain public telephone facilities to ensure public safety and meet the minimum requirements for providing a public means of communications. At the same time, NTT West will review underused public telephones, and will also strive to provide social welfare services by continuing the maintenance of wheelchair-accessible public telephone booths.

Item	Planned number (units)
Public telephones	(14,000)

(4) Integrated digital communications services

The total numbers of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines are projected to be approximately 1.89 million and 13,000, respectively, by the close of the fiscal year ending March 31, 2012.

Item	Planned number (circuits)
INS-Net 64 subscriber lines	(192,000)
INS-Net 1500 subscriber lines	(2,000)

2. Data transmission services

To respond to the increasing demand for broadband services, NTT West will endeavor to expand its fiber-optic access services and provide a wider range of services.

Item	Planned number (contracts)
FLET’S Hikari	0.85 million

3. Leased circuit services

The subscriptions for conventional leased circuits and high-speed digital transmission circuits are projected to total approximately 132,000 and 72,000, respectively, by the close of the fiscal year ending March 31, 2012.

Item	Planned number (circuits)
Conventional leased circuits	(9,000)
High-speed digital transmission circuits	(7,000)

4. Telegraph services

NTT West will conduct maintenance of its systems in order to promote the enhancement of services and operational efficiency in its telegraph services.

5. Improvement and advances in telecommunications facilities

(1) Optical access networks

NTT West will actively promote the shift to the use of fiber-optics in the access network to meet, among other things, the increasing demands for broadband services.

Item	Planned number (million fiber km)
Optical subscriber cables	0.8

(Coverage rate at the end of the fiscal year ending March 31, 2012 is expected to be 90%.)

(2) Telecommunications network

In its telecommunications network, NTT West will upgrade network services and improve network economy and efficiency, among other things, while working to expand its coverage area for the NGN and continuing its efforts to meet demand for broadband services.

(3) Disaster prevention measures

NTT West will take the necessary response measures in case of disasters. These will include disaster prevention measures to prepare for damage to telecommunications equipment and facilities, measures to secure lines for emergency communications, measures to strengthen the organizational structure for crisis management and the restoration of systems in the event of large-scale disasters, and support for distributing information after a disaster.

(4) Underground installation of transmission cables

In order to improve the reliability of communications facilities, ensure safe and pleasant over-ground passage spaces, and enhance the appearance of the urban landscape, NTT West will work in coordination with the national and local governments and with other companies in installing transmission cables underground.

(5) Facility maintenance

NTT West will aim to provide stable and high-quality services by conducting cable maintenance and replacement, and by ensuring quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT West will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading communications facilities.

6. Promotion of research and development activities

NTT West will emphasize the following research and development areas in order to reduce the environmental burden and address changes in IP network environments arising from the development of cloud computing, home networks and other network-based products and services.

(1)	Research and development of network systems and access systems, including systems used for the NGN that provide more advanced, reliable telecommunications networks.

(2)	Research and development of various communication terminal equipment and information distribution applications that would allow utilization of a wide variety of application services “in comfort, safety and peace of mind”.

(3)	Research and development aiming to reduce power consumption at network communication facilities as a means of promoting environmental management.

The following tables present an overview of the business plans for the above principal services and capital investment plans.

Table 1

Principal Services Plan for the Fiscal Year Ending March 31, 2012

Type of service	Plan
Voice transmission services
Telephone subscriptions
Additional installations	(1.44 million) subscriptions
Relocations	2.08 million subscriptions
Social welfare telephones (Silver Phone)	3,100 units
Public telephones	(14,000) units
Integrated digital communications services
INS-Net 64	(192,000) circuits
INS-Net 1500	(2,000) circuits
Data transmission services
FLET’S Hikari	850,000 contracts
Leased circuit services
Conventional leased circuits	(9,000) circuits
High-speed digital transmission circuits	(7,000) circuits

Table 2

Capital Investment Plan for the Fiscal Year Ending March 31, 2012

(Billions of yen)
Item	Investment required
1. Expansion and improvement of services	354	*
(1) Voice transmission	153
(2) Data transmission	44
(3) Leased circuits	155
(4) Telegraph	2
2. Research and development facilities	2
3. Common facilities and others	9
Total	365

* This figure includes approximately 130 billion yen to be invested in the fiber-optic access network.

Attachment 1

Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2012

(Billions of yen)
Item	Amount
Revenues
Operating revenues	1,701
Voice transmission	802
Data transmission	180
Leased circuits	440
Telegraph	20
Others	259
Non-operating revenues	41
Total	1,742
Expenses
Operating expenses	1,656
Operating costs	1,225
Taxes and dues	68
Depreciation	363
Non-operating expenses	31
Total	1,687
Recurring profit	55

Attachment 2

Sources and Application of Funds Plan for the Fiscal Year Ending March 31, 2012

(Billions of yen)

Item	Amount
Sources:
Operational:	2,055
Operating revenues	2,014
Non-operating revenues	41
Financial	172
Proceeds from issuance of long-term loans and bonds	142
Other financial income	30
Estimated consumption tax receipts	84
Balance brought forward from previous fiscal year	109
Total	2,420
Applications:
Operational:	1,643
Operating expenses	1,618
Non-operating expenses	25
Financial:	562
Capital investments	365
Other financial expenses	197
Account settlement expenses	32
Provisional consumption tax payments	74
Balance carried forward to following fiscal year	109
Total	2,420

<Reference>

Revisions to business results forecasts for the fiscal year ending March 31, 2011

The following revisions have been made to the “Business Operation Plans for the Fiscal Year Ending March 31, 2011”, which were announced on November 9, 2010 (second quarter earnings announcement for the fiscal year ending March 31, 2011).

<Forecasts for the period under review>	(Billions of yen)

	After revision	Before revision	Change
Operating revenues	1,756	1,753	3
Operating expenses	1,716	1,716	0
Operating income	40	37	3
Recurring profit	52	49	3
Net income	40	38	2

Business Operation Plan for the Fiscal Year Ending March 31, 2012

March 1, 2011

Nippon Telegraph and Telephone West Corporation

(“NTT West”)

The forward-looking statements and projected figures concerning the future performance of NTT West, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West in light of information currently available to it regarding NTT West, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT West, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan.

* “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

Copyright© 2011 Nippon Telegraph and Telephone West Corporation

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Service Plan and Capital Investment Plan

■ Service Plan (net increase)

Item	Unit	① FY2010 previous forecast (announced on November 9, 2010)	② FY2010 revised forecast	Change ②-①	③ FY2011 plan	Change ③-②
FLET'S Hikari	10,000 subscriptions	85	85	0	85	0
Fixed-line telephone	10,000 subscribers	(170)	(170)	0	(165)	+5
Telephone subscription	10,000 subscribers	(145)	(148)	(3)	(144)	+4
ISDN	10,000 subscribers	(25)	(22)	+3	(21)	+1

■ Capital Investment Plan

Item	Unit	① FY2010 previous forecast (announced on November 9, 2010)	② FY2010 revised forecast	Change ②-①	③ FY2011 plan	Change ③-②
Capital Investment	Billions of yen	380.0	380.0	0.0	365.0	(15.0)
Investment in conversion to fiber-optic access network (partial listing only)	Billions of yen	Approx. 120.0	Approx. 130.0	+10.0	Approx. 130.0	0.0

Copyright© 2011 Nippon Telegraph and Telephone West Corporation
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Service Plan and Capital Investment Plan

Service Plan (net increase)

FY2010

Item Unit previous forecast FY2010 revised FY2011 plan

(announced on forecast

November 9, 2010) Change - Change ?-?

FLET’S Hikari 10,000 85 85 0 85 0

subscriptions

Fixed-line telephone 10,000(170)(170) 0(165) +5

subscribers

Telephone

subscribers 10,000(145)(148)(3)(144) +4

subscription

ISDN 10,000(25)(22) +3(21) +1

subscribers

Note: Figures for ISDN subscriber lines represent the combined total for INS-Net 64 and INS-Net 1500 (one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions).

Capital Investment Plan

FY2010

Item Unit previous forecast FY2010 revised FY2011 plan

(announced on forecast

November 9, 2010) Change - Change -

Capital Investment Billions of 380.0 380.0 0.0 365.0(15.0)

yen

Investment in conversion to Billions of Approx. Approx. Approx.

fiber-optic access network yen +10.0 0.0

(partial listing only) 120.0 130.0 130.0

Copyright© 2011 Nippon Telegraph and Telephone West Corporation

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Revenues and Expenses Plan

(Billions of yen)

Item	① FY2010 previous forecast (announced on November 9, 2010)	② FY2010 revised forecast	Change ②−①	③ FY2011 plan	Change ③−②
Operating revenues	1,753.0	1,756.0	+3.0	1,701.0	(55.0)
IP services revenues	581.0	582.0	+1.0	641.0	+59.0
Existing services revenues	1,010.0	1,012.0	+2.0	918.0	(94.0)
Voice transmission services revenues (partial listing only)	730.0	729.0	(1.0)	652.0	(77.0)
Supplementary businesses revenues	162.0	162.0	0.0	142.0	(20.0)
Operating expenses	1,716.0	1,716.0	0.0	1,656.0	(60.0)
Personnel expenses	110.0	110.0	0.0	106.0	(4.0)
General expenses	1,121.0	1,121.0	0.0	1,072.0	(49.0)
Capital charges	417.0	417.0	0.0	410.0	(7.0)
Tax and public dues	68.0	68.0	0.0	68.0	0.0
Operating income	37.0	40.0	+3.0	45.0	+5.0
Recurring profit	49.0	52.0	+3.0	55.0	+3.0

Copyright© 2011 Nippon Telegraph and Telephone West Corporation
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Revenues and Expenses Plan

(Billions of yen)

FY2010

Item previous forecast FY2010 revised FY2011 plan

(announced on forecast

November 9, 2010) Change Change

Operating revenues 1,753.0 1,756.0 +3.0 1,701.0(55.0)

IP services revenues 581.0 582.0 +1.0 641.0 +59.0

Existing services revenues 1,010.0 1,012.0 +2.0 918.0(94.0)

Voice transmission services 730.0 729.0(1.0) 652.0(77.0)

revenues (partial listing only)

Supplementary businesses 162.0 162.0 0.0 142.0(20.0)

revenues

Operating expenses 1,716.0 1,716.0 0.0 1, 656.0(60.0)

Personnel expenses 110.0 110.0 0.0 106.0(4.0)

General expenses 1,121.0 1,121.0 0.0 1,072.0(49.0)

Capital charges 417.0 417.0 0.0 410.0(7.0)

Tax and public dues 68.0 68.0 0.0 68.0 0.0

Operating income 37.0 40.0 +3.0 45.0 +5.0

Recurring profit 49.0 52.0 +3.0 55.0 +3.0

Copyright© 2011 Nippon Telegraph and Telephone West Corporation

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(Reference)

Major Initiatives for FY2011

Operating income
(Billions of yen)
13.9
7.7
18.4
40.0
45.0
Maintain earnings growth
FY2007
FY2008
FY2009
FY2010
FY2011
Conversion of business structure to one centered on fiber-optics and IP
Earnings on fiber-optics
(Billions of yen)
Achieve profitability
(102.5)
(67.7)
FY2008
FY2009
FY2010
FY2011

Maintaining earnings growth and achieving profitability in fiber-optics

Copyright© 2011 Nippon Telegraph and Telephone West Corporation
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(Reference) Major Initiatives for FY2011

Operating income Earnings on fiber-optics

45.0	Achieve

(Billions of yen)(Billions of yen) profitability

40.0

Maintain

earnings growth

(67.7)

18.4	Conversion of(102.5)
13.9	business structure to
7.7	one centered on

fiber-optics and IP

FY2007 FY2008 FY2009 FY2010 FY2011 FY2008 FY2009 FY2010 FY2011

Maintaining earnings growth and achieving profitability in fiber-optics

Expanded Penetration of FlET’s Hikari and improved ARPU

Development of growth business strategies to secure new sources of revenues

Promotion of additional cost control initiatives

Comprehensive focus on compliance (adherence to fair competition rules)

Copyright© 2011 Nippon Telegraph and Telephone West Corporation

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